GAMCO GOLD FUND, INC.

EXHIBIT TO ITEM 77I

TERMS OF NEW OR AMENDED SECURITIES


The GAMCO Gold Fund, Inc. has authorized for issuance an additional class of shares of common stock and classified such shares as Class I Shares.


                                              Class I Shares
Front-End Sales Load?                         No.
Contingent Deferred Sales Charge?             No.
Rule 12b-1 Fee                                None.
Convertible to Another Class?                 No.
Fund Expense Levels                           Lower annual
                                              expenses than
                                              Class A, Class B
                                              or Class C Shares.

Each share of Class I common stock has preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as other share classes of the Gabelli Funds, except as otherwise stated above.